Prospectus Supplement filed under Rule 424(b)(3)
                                in connection with Registration No. 333-49379

                  PROSPECTUS SUPPLEMENT DATED March 5, 1999 (To
                        Prospectus Dated April 15, 1998)

                          INTELECT COMMUNICATIONS, INC.

              1,487,626 Common Shares, par value $0.01 (Supplement
                     to the 3,082,171 shares of Common Stock
                     originally set forth in the Prospectus)

      This Prospectus Supplement supplements information contained in that certain Prospectus, dated April 15, 1998, as amended or supplemented (the "Prospectus"), relating to the offer and sale by certain Selling Stockholders of up to 1,487,626 shares of common stock, par value $0.01 per share, (the "Common Stock") of Intelect Communications, Inc. (the "Company"). This Prospectus Supplement is issued in connection with and reflects the transfer of the Company's Series C Convertible Preferred Stock, par value $0.01 (the "Series C Preferred Stock") by the original purchasers to the Selling Stockholders listed herein, effective as of the date hereof. The 1,487,626 shares set forth in this Prospectus Supplement are offered in addition to the 3,082,171 shares of Common Stock originally set forth in the Prospectus and are issuable upon conversion of the Series C Preferred Stock issued in a private placement to certain purchasers on February 9, 1998. In accordance with Rule 416 under the Act, this Prospectus Supplement also covers such presently indeterminate number of additional shares as may be issuable upon conversion of the Company' Series C Preferred Stock as may become issuable as a result of stock splits, stock dividends and antidilution provisions (including decreases in the conversion price of the Series C Preferred Stock). This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used herein but not defined have the meanings assigned to such terms in the Prospectus. The following table, as it applies to the listed stockholders, amends, supplements and supersedes the information set forth in the Prospectus under the caption "Selling Stockholders" with respect to such listed Selling Stockholders:

                                                    Number of Shares                                Number of Shares
                                                     of Common Stock                                of Common Stock
                                                   Beneficially Owned        Number of Shares         Beneficially
                                                     as of March 5,          of Common Stock          Owned After
Name of Selling Stockholder                             1999 (1)              Offered Hereby          Offering (4)
------------------------------------------------ -----------------------  ---------------------- ----------------------
HFTP Investment LLC.............................    1,161,666 (2)              744,217 (3)              417,449
Leonardo, L.P. (5)..............................      773,905 (2)              495,606 (3)              278,299
GAM Arbitrage Investments, Inc. (5).............       76,428 (2)               49,238 (3)               27,190
AG Super Fund International Partners, L.P. (5) .       77,228 (2)               49,238 (3)               27,990
Raphael, L.P. (5)...............................       78,035 (2)               50,045 (3)               27,990
Ramius Fund, Ltd. (5)...........................      155,233 (2)               99,283 (3)               55,950
------------------------------------------------ -----------------------  ---------------------- ----------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of March 5, 1999 through the conversion or exercise of any security or other right.

(2) Beneficial ownership is determined as of March 5, 1999 and is based on a Conversion Price of the Series C Preferred Stock and the Series D Convertible Preferred Stock (the "Series D Preferred Stock") equal to $1.2917 (which is 83.5% of the average of the two lowest closing bid prices of the Common Stock for the forty (40) consecutive trading days ended March 4, 1999). The number of shares of Series C Preferred Stock held by each Selling Stockholder is as follows: HFTP Investment LLC -- 922 shares, Leonardo, L.P. -- 614 shares, GAM Arbitrage Investments, Inc. -- 61 shares, AG Super Fund International Partners, L.P. -- 61 shares, Raphael, L.P. -- 62 shares, and Ramius Fund, Ltd. -- 123 shares. The actual number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock and the Series D Preferred Stock is that number of shares of Common Stock equal to the quotient of (i) the aggregate stated value of the Preferred Shares (i.e., $1,000 per share), plus any accrued and unpaid premium of 4.00% per annum divided by (ii) the Conversion Price. Subject to certain antidilution provisions, the Conversion Price for the Series C Preferred Stock is the lesser of (a) $9.082 per share, or (b) as of the date hereof, 83.5% of the Market Price of the Common Stock, where the Market Price is the average of the two lowest closing bid prices for the Common Stock for the forty (40) consecutive trading days immediately preceding such date of determination (the "Variable Price"). Subject to certain antidilution provisions, the Conversion Price for the Series D Preferred Stock is the lesser of (a) $2.998 per share, or (b) the Variable Price. Pursuant to the aforementioned antidilution provisions, in the event that the Company issues securities which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the variable conversion price in the Series C Preferred Stock and the Series D Preferred Stock, the Selling Stockholders may elect to substitute the more favorable variable price when making conversions of the Series C Preferred Stock and the Series D Preferred Stock. Effective as of the date hereof, the Company issued in a transaction exempt from registration under the Securities Act of 1933 shares of a new series of Series E Convertible Preferred Stock, par value $0.01 (the "Series E Preferred Stock"). The variable conversion price in the Series E Preferred Stock is 83.5% of the average of the two lowest closing bid prices of the Common Stock in the forty (40) trading days prior to the conversion date. Accordingly, the variable conversion price of the Series C and D Preferred Stock which was 97% of the average of the three lowest closing bid prices in the ten (10) consecutive trading days prior to the date of determination, will become the Variable Price at the holder's option when submitting a conversion notice. No holder of shares of the Series C Preferred Stock or the Series D Preferred Stock is entitled to convert or exercise such securities to the extent that the shares to be received by such holders upon such conversion or exercise would cause such holders in the aggregate to beneficially own more than 5% of the Common Stock of the Company (other than shares deemed to be beneficially owned through ownership of the Series C Preferred Stock or the Series D Preferred Stock), except upon 61 days prior notice to the Company.

(3) Represents the allocation among the Selling Stockholders of the number of shares of Common Stock issuable, as of March 5, 1999, upon conversion of the 1,843 shares of the Series C Preferred Stock held by the Selling Stockholders which shares of Common Stock the Company has registered pursuant to the Registration Rights Agreement between the Company and the Selling Stockholders. The number of shares of Common Stock registered pursuant to the Registration Statement on behalf of the Selling Stockholders holding Series C Preferred Stock and the number of Conversion Shares offered hereby by such holders have been determined by agreement between the Company and such Selling Stockholders. Because the number of shares that will ultimately be issued upon conversion of the Series C Preferred Stock is dependent, subject to certain limitations, upon the average of certain closing bid prices of the Common Stock prior to conversion, as described in footnote (2) above, and certain antidilution adjustments, such number of shares (and therefore the number of shares of Common Stock offered hereby) cannot be determined at this time. The number of shares of Common Stock being offered by the Selling Stockholders holding Series C Preferred Stock, in accordance with Rule 416 under the Securities Act, also includes such presently indeterminate number of additional Shares as may be issuable upon conversion of the Series C Preferred Stock, based upon fluctuations in the conversion price of the Series C Preferred Stock and future antidilution adjustments in accordance with the terms of the Series C Preferred Stock.

(4) Gives effect to the conversion of all shares of Series C Preferred Stock and sale of all the shares of Common Stock upon conversion of the Series C Preferred Stock. Also assumes that there is no change in the number of shares of Common Stock beneficially held due to the holding of Series D Preferred Stock. Following the offering, excluding the limitations on beneficial ownership described in footnote (2) above, all of the Selling Stockholders will own less than 1% of the Common Stock of the Company except as follows: HFTP Investment LLC 1.20%, based on 34,907,976 shares outstanding as of March 5, 1999.

(5) Angelo, Gordon & Co., L.P. is the trading manager of Leonardo, L.P., GAM Arbitrage Investments, Inc., AG Super Fund International Partners, L.P., Raphael, L.P. and Ramius Fund, Ltd. (collectively, the "Angelo Gordon Entities") and consequently has voting control and investment discretion over securities held by the Angelo Gordon Entities.


               This Prospectus Supplement is dated March 5, 1999.